Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 26, 2022

Via EDGAR

Holly Hunter-Ceci
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Variable Annuity (Flexible Variable Annuity) (the “Registrant”)
File Numbers 333-40254 and 811-02091
Post-Effective Amendment No. 24 to the Registration Statement on Form N-4 (the “Amendment”)
Dear Ms. Hunter-Ceci:
This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on April 18, 2022. The Registrant filed the Amendment with the Commission on March 9, 2022, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 25).
General Comment. Unless stated otherwise, comments apply to the same or related disclosure throughout the filing. Where language is updated in the filing in response to these comments, please include the language that is being updated within your response and/or explain where language is not updated. Please update all bracketed information in the filing. Please update all numbers to the most recent fiscal year end where applicable. Please respond to these comments by email at least five days before the filing. We remind you that the Registrant and management are responsible for the adequacy and accuracy of all disclosure, notwithstanding any review, action, or absence of action by the Staff.
Response: Confirmed.
Comment 1. For cross-references set out in 2. KEY INFORMATION, please confirm that the Registrant will include an active hyperlink that will lead directly to the location in the statutory prospectus where the subject matter is discussed in greater detail or provides a means of facilitating access to that information through equivalent methods or technologies. See Form N-4, Instruction 1(b) to Item 2.
Response: Confirmed.

Comment 2. With respect to 2. KEY INFORMATION, please supplementally confirm that the Transaction Fees listed in this section cover all transaction charges included in the Contract.
Response: Registrant hereby supplementally confirms that all transaction fees under the Contract are set forth in the Sec. 2. KEY INFORMATION.
Comment 3. In the 2. KEY INFORMATION section Registrant refers to an “Enhanced Death Benefit” and elsewhere in the prospectus the benefit is referred to as an “Annual Enhanced Death Benefit.” Please reconcile for consistency purposes.
Response: Registrant has replaced the term “Annual Enhanced Death Benefit“ with the term “Enhanced Death Benefit” throughout the prospectus.
Comment 4. In 3. OVERVIEW OF THE CONTRACT – Contract Features please change the references of “this annuity” and “the annuity” to “this Contract” and “the Contract” for consistency and clarity.
Response: Registrant has made the requested revisions.
Comment 5. With respect to 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT, please supplementally confirm that all principal risks associated with the Contract are disclosed in this section.
Response: Confirmed.
Comment 6. In 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT – Defined Outcome Funds Risk,
a)Please delete references to funds that are not yet registered, and
b)Please conform the risks identified in this section for the remaining Buffer Fund to the risks identified in the prospectus for that Buffer Fund, which have incorporated recommended revisions suggested by the SEC Staff.
Response: In response to this comment, Registrant provides the following:
a)Registrant has made the requested revisions for a) above; and
b)Registrant has revised the relevant part of the subsection referenced in b) above to read as follows:
Buffer Loss Risk
There can be no guarantee that the buffer fund will be successful in its strategy to provide buffer protection against Index losses if the Index decreases over the Outcome Period by 10% or less. An investor may lose his or her entire investment. The buffer fund’s strategy seeks to deliver returns that match the Index (but will be less than the Index due to the cost of the options used by the buffer fund), while limiting downside losses, if shares are bought on the day on which the buffer fund enters into the options and held until those options expire at the end of each Outcome Period. In the event shares are purchased after the date on which the options were entered into or shares are redeemed prior to the expiration of the options, the buffer that the buffer fund seeks to provide may not be available. The buffer fund does not provide principal protection, and an investor may experience significant losses on its investment, including the loss of its entire investment.

Outcome Period Risk
The buffer funds seek to match the performance of an index, before the deduction of expenses and subject to the buffer, only if buffer fund shares are held on the first day of the Outcome Period and continues to be held until the last day of the Outcome Period. If the shares are redeemed before the end of the Outcome Period, you may experience investment returns very different from those contracts where the shares are held through the end of the Outcome Period and different from what the fund seeks to provide, including potentially a loss of some or all of your investment. In particular, you will not receive the same amount of protection against losses from the buffer feature if you redeem before the last day of the Outcome Period, and you might lose some or all of your investment.
FLEX Options Risk
The buffer fund may invest in FLEX Options issued and guaranteed for settlement by the Options Clearing Corporation (“OCC”). The buffer fund bears the risk that the OCC will be unable or unwilling to perform its obligations under the FLEX Options contracts. If the OCC becomes insolvent or is otherwise unable to meet its settlement obligations, the buffer fund could incur significant losses. Additionally, FLEX Options may be illiquid if trading in the FLEX Options is limited or absent and, in such cases, the buffer fund may have difficulty closing out certain FLEX Options positions at desired times and prices, decreasing the value of the FLEX Options. There is no guarantee that a liquid secondary trading market will exist for FLEX Options, and a less liquid trading market may adversely impact the value of FLEX Options. The buffer fund intends to treat any income it may derive from the FLEX Options as “qualifying income” under the provisions of the Internal Revenue Code applicable to regulated investment companies (“RICs”). In addition, based upon language in legislative history, the buffer fund intends to treat the issuer of the FLEX Options as the referenced asset for diversification purposes. If the income is not qualifying income or the issuer of the FLEX Options is not appropriately the referenced asset, the buffer fund could lose its own status as a RIC.
Comment 7. In 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT – Insurance Company Risks, please clarify the potential impacts to owner if the Company could not meet its obligations.
Response: In response to this comment, Registrant has revised the disclosure in that subsection to read as follows:
“An investment in the Contract is subject to the risks related to the Company, including that any obligations (including under the Fixed Account), guarantees, or benefits are subject to the claims-paying ability of the Company. If the Company isn't able to meet its obligations to creditors, it is possible that the Company's obligations to you under this Contract may not be satisfied. More information about the Company, including its financial strength ratings, can be found by visiting www.principal.com.”

Comment 8. In 5. PRINCIPAL RISKS OF INVESTING IN THE CONTRACT – Risks Affecting Our Administration of Your Contract, please expand upon this risk, including describing the potential impacts to owner. In part, please explain why Company and service providers are susceptible to cyberattacks and system failures. Also, please describe what those risks entail, particularly the impacts that would result from disruptions and outages and whether underlying funds are susceptible to any similar risks and why.
Response: In response to this comment, Registrant has revised the disclosure in that subsection to read as follows:
Our operations and/or the activities and operations of our service providers and business partners are subject to certain risks that are beyond our control, including systems failures, cyber-attacks, and pandemics (and similar events). These risks are not unique to the Company and they could materially impact our ability to administer the Contract.
The Company is highly dependent upon its computer systems and those of its business partners. This makes the Company potentially susceptible to operational and information security risks resulting from a cyber-attack. These risks include direct risks, such as theft, misuse, corruption and destruction of data maintained by the Company, and indirect risks, such as denial of service attacks on service provider websites and other operational disruptions that impede our ability to electronically interact with service providers. Operational disruptions and system failures also could occur based on other natural or man-made events, which could have similar impacts on your Contract. These security risks may also impact the underlying mutual fund companies, which may cause the underlying mutual funds to lose value. Although we make substantial efforts to protect our computer systems from these security risks, including internal processes and technological defenses that are preventative or detective, and other controls designed to provide multiple layers of security assurance, there can be no guarantee that we, our service providers, or the underlying mutual funds will avoid losses affecting contracts such as the security incidents described above.
If your Contract is adversely affected as a result of the failure of our cyber-security controls, we will take reasonable steps to restore your Contract.
Comment 9. In the third paragraph under 7. CHARGES – Deferred Sales Load (“Surrender Charge”), Registrant uses the term General Account. Please consider defining the term “General Account” in the Glossary.
Response: Registrant has added the following definition to the Glossary:
“General Account – assets of the Company other than those allocated to any of our Separate Accounts.”
Comment 10. In the last paragraph of 7. CHARGES – Transaction Fee, please disclose how many days advance written notice will be provided before the Company would begin charging for the transaction fees.
Response: Registrant has revised the above-referenced paragraph to read as follows:
“If we elect to begin charging for the transaction fees, we will provide you with 30 days advance written notice.”

Comment 11. In 7. CHARGES – Premium Taxes, please disclose that the Company does not currently charge premium taxes for any Contract.
Response: Registrant has added the following sentence as the new first sentence in this provision:
“We do not currently assess premium taxes for any Contract at issue.”
Comment 12. In the last sentence of the first paragraph of 7. CHARGES – Base Contract Annual Expenses – Mortality and Expense Risks Charge, please consider revising the sentence to use the following terms that are defined in the Glossary: unit value; valuation date (valuation days); and valuation period.
Response: After considering the comment, Registrant has revised the above-referenced sentence to now read as follows in two sentences:
“This charge is assessed daily when the unit value is calculated. Unit values are calculated each valuation date at the close of the valuation period.”
Comment 13. In the second paragraph of 7. CHARGES – Base Contract Annual Expenses – Mortality and Expense Risks Charge, please revise the paragraph to more clearly describe the mortality and expense risk charge’s purpose.
Response: Registrant has revised the relevant portion of the above-referenced subsection to now read as follows:
“This charge compensates us for our direct and indirect costs associated with administering and providing benefits under the annuity contracts, and selling the annuity contracts (including marketing expenses). It also is designed, in the aggregate, to compensate us for the risks of loss we assume pursuant to the contracts.”
Comment 14. In the third sentence of 7. CHARGES – Base Contract Annual Expenses – Administration Charge, please disclose whether owners will receive advance notice of a change to the Administration Charge and, if so, disclose how many days advance notice will be provided.
Response: Registrant has added a sentence in the above-referenced paragraph that reads as follows:
“If we elect to change the Administration Charge, we will provide you with 30 days advance written notice.”
Comment 15. In the second-to-last sentence of the first paragraph of 7. CHARGES – Base Contract Annual Expenses – Administration Charge, please consider revising the sentence to use the following terms that are defined in the Glossary: unit value; valuation date (valuation days); and valuation period.
Response: “This charge is assessed daily when the unit value is calculated. Unit values are calculated each valuation date at the close of the valuation period.”
Comment 16. In 7. CHARGES – Underlying Mutual Fund Charges, please include a cross-reference to Appendix A.
Response: Registrant has made the requested cross-reference.

Comment 17. In 8. GENERAL DESCRIPTION OF THE CONTRACT – Contract Rights, please reconcile the references to “all rights” in the first paragraph and “material rights” in the second paragraph.
Response: Registrant has removed the reference to “all rights” and replaced it with “material rights.”
Comment 18. In 16. ADDITIONAL INFORMATION ABOUT THE CONTRACT – The Underlying Mutual Funds, please change the references to the term “publicly traded” to “publicly available” for consistency with how these funds operate.
Response: Registrant has made the requested revisions.
Comment 19. With respect to APPENDIX B – PRINCIPAL VARIABLE ANNUITY EXCHANGE OFFER, please confirm supplementally that the appendix describes all material differences between the Contract and the new contract.
Response: Confirmed.
Comment 20. With respect to the second bullet of the second paragraph of APPENDIX B – PRINCIPAL VARIABLE ANNUITY EXCHANGE OFFER, please list the states in which the exchange offer is available.
Response: Registrant has added language indicating that the exchange offer is available in all U.S. states other than New York.
Comment 21. In the fourth-to-last bullet of APPENDIX B – PRINCIPAL VARIABLE ANNUITY EXCHANGE OFFER – Principal Variable Annuity Exchange Offer – Exchange Offer Terms and Conditions, please spell out what “GMWB” is short for.
Response: Registrant has made the requested revisions.
Comment 22. In APPENDIX B – PRINCIPAL VARIABLE ANNUITY EXCHANGE OFFER – Important Considerations, please prominently disclose that, upon making an exchange, any existing protections under the existing Contract would be lost and explain what those protections are.
Response: Registrant has added the following as a new sentence in the first paragraph between the first and third sentence of the previous draft of the prospectus:
“Upon making an exchange, any existing protections under the existing Contract would be lost, such as access to the Fixed Account.”
Please call me at 515-362-2384 if you have any questions.
Sincerely,
/s/ Doug Hodgson
Doug Hodgson
Assistant Counsel, Registrant